Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 31 March 2017, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB10,879 million and an increase in liabilities of long-term health insurance contracts by RMB2,410 million, which in aggregate reduced profit before tax by RMB13,289 million for the three months ended 31 March 2017.

I.	Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the twelfth meeting of the fifth session of the Board of Directors on 27 April 2017.

II.	Details of the Changes in Accounting Estimates and the Impact on the Company

In March 2017, the China Insurance Regulatory Commission issued the Notice on the Matters regarding the Optimization of the Discount Rate Curve Used in the Assessment of Liabilities of Insurance Contracts (Bao Jian Fa [2017] No. 23), which required insurance companies to adjust and optimize the discount rate assumption of traditional insurance (including basic interest rate curve and comprehensive spreads) in the assessment of liabilities of insurance contracts for the purpose of financial report with effect from 1 January 2017. In accordance with the relevant requirements and the above notice, the Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

As at 31 March 2017, the changes in the assumptions above resulted in an increase in liabilities of life insurance contracts by RMB10,879 million and an increase in liabilities of long-term health insurance contracts by RMB2,410 million, which in aggregate reduced profit before tax by RMB13,289 million for the three months ended 31 March 2017.

The Company adopted prospective application method to deal with the changes in accounting estimates.

Commission File Number 001-31914

III.	Conclusive Opinions of the Independent Directors and the Supervisory Committee

The Independent Directors and the Supervisory Committee of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

IV.	Relevant Documents for Record

1.	Independent opinion from the Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Supervisory Committee of the Company on the changes in accounting estimates

The Board of Directors of
China Life Insurance Company Limited
27 April 2017